 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Bloch, Thomas M. (Last) (First) (Middle) 4400 Main Street (Street) Kansas City, MO 64111 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol H&R Block, Inc. HRB
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year April 01, 2003 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, without par value	04/01/2003		S |	3000.0000(1) | D | $42.7517	101112.0000 (2)	D
Common Stock, without par value	04/01/2003		S |	250.0000 | D | $42.7517		I	By Trust (3)
Common Stock, without par value	04/01/2003		S |	250.0000 | D | $42.7517	20500.0000	I	By Trust (4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Bloch, Thomas M. - April 01, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Call Option to Purchase	$32.2750					06/30/2002 | 06/30/2011	Common Stock, without par value - 6,000		6,000	D
Call Option to Purchase	$46.1500					06/30/2003 | 06/30/2012	Common Stock, without par value - 4,000		4,000	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James H. Ingraham per Power of Attorney for 04-02-2003 ** Signature of Reporting Person Date Thomas M. Bloch Page 2

Bloch, Thomas M. - April 01, 2003
Form 4 (continued)
FOOTNOTE Descriptions for H&R Block, Inc. HRB

Form 4 - April 2003

Thomas M. Bloch
4400 Main Street

Kansas City, MO 64111
Explanation of responses:

(1)   The shares, held by the Thomas Morton Bloch Irrevocable Trust of which I am the beneficiary, were sold pursuant to a Rule 10b5-1 pre-arranged trading program, effective October 1, 2002.
(2)   As of reporting date, this figure includes 101,000 shares held by the Thomas Morton Bloch Irrevocable Trust of which I am the beneficiary.
(3)   The shares, held by the Jason M. Bloch Irrevocable Gift Trust, were sold pursuant to a Rule 10b5-1 pre-arranged trading program, effective October 1, 2002. Balance in Trust following reported transaction is 10,250 shares.
(4)   The shares, held by the Edward S. Bloch Irrevocable Gift Trust, were sold pursuant to a Rule 10b5-1 pre-arranged trading program, effective October 1, 2002. Balance in Trust following reported transaction is 10,250 shares.

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